EXHIBIT 99.1

Coastal.com and DreamWorks Animation Team Up for Eyewear Inspired by Mr. Peabody & Sherman

VANCOUVER, British Columbia, Feb. 14, 2014 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading global manufacturer and digital retailer of eyewear, today announced that it has entered an agreement with DreamWorks Animation's Mr. Peabody & Sherman. The alliance includes a variety of promotional activities including the "kids see free" promotion, co-development of a mobile application, a custom animated 30 second television commercial, custom animated online video, exclusive collector-edition eyewear, and offline promotional efforts.

The marketing collaboration will further extend the reach of the Coastal.com brand to one of its key marketing segments – families. As families experience the adventures throughout time with Mr. Peabody & Sherman, they will also learn about where the characters go to purchase their iconic eyewear. Through an online video, Mr. Peabody will demonstrate how buying eyewear with Coastal.com is "an ingenious idea." Collector edition Mr. Peabody eyeglasses will be available in limited quantities through Coastal.com's family of websites. Available in both adult and child sizes, and with prescriptions, consumers can get their very own iconic Mr. Peabody style glasses for themselves. In addition, Coastal.com will launch a "kids see free" promotion enabling parents to experience the company's industry leading customer service by providing a free pair of kids glasses to eligible customers.

"We are excited to work with DreamWorks Animation on the promotion of this feature film," stated Braden Hoeppner, Coastal.com's Chief Marketing Officer. "Coastal.com has developed the leading online optical retail platform that will complement the amazing story DreamWorks has created for this project. Our eyeglasses team is excited to create a unique product offering based on the Mr. Peabody & Sherman characters that we can offer to fans of the movie and to our five million customers around the world."

About DreamWorks Animation:

DreamWorks Animation creates high-quality entertainment, including CG animated feature films, television specials and series and live entertainment properties, meant for audiences around the world. The Company has world-class creative talent, a strong and experienced management team and advanced filmmaking technology and techniques. DreamWorks Animation has been named one of the "100 Best Companies to Work For" by FORTUNE® Magazine for five consecutive years. In 2013, DreamWorks Animation ranks #12 on the list. All of DreamWorks Animation's feature films are produced in 3D. The Company has theatrically released a total of 28 animated feature films, including the franchise properties of Shrek, Madagascar, Kung Fu Panda, How to Train Your Dragon, Puss In Boots and The Croods.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer.  For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal.com's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; Coastal.com's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal.com's ability to increase production; Coastal.com's capital expenditure plans; the results of further investments in Coastal.com's retail brands; Coastal.com's relationships with suppliers; Coastal.com's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal.com's business and consumer behavior; and Coastal.com's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal.com will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal.com will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that Coastal.com will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal.com will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control, that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Chief, Corporate Development Officer
         Coastal.com
         604.676.4498
         terryv@coastal.com

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com